K&L Gates llp 1601 K Street NW Washington, DC 20006-1600 T 202.778.9000 www.klgates.com
April 30, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Mileage Funds File Nos. 33-91058; 811-09018 Post-Effective Amendment No. 23
Ladies and Gentlemen:
     We have acted as counsel to American Beacon Mileage Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 23 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.
     Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.
Very truly yours,
/s/ K&L Gates LLP